Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-114278 of UAP Holding Corp. of our report dated May 13, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets in 2003) related to the consolidated financial statements of UAP Holding Corp. as of February 22, 2004 and for the thirteen weeks ended February 22, 2004 and the combined financial statements of the ConAgra Agricultural Products Business as of February 23, 2003 and for the thirty-nine weeks ended November 23, 2003 and the fiscal years ended February 23, 2003 and February 24, 2002, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/S/    DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

August 20, 2004